EXHIBIT 4.10

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

General

The following description of the capital stock of Tetraphase Pharmaceuticals, Inc. (the “Company”) is intended as a summary only and therefore is not a complete description of the Company’s capital stock. This description is based upon, and is qualified by reference to, the Company’s restated certificate of incorporation, as amended (the “Certificate of Incorporation”), and its amended and restated bylaws (the “Bylaws”), which are filed as exhibits to the Annual Report on Form 10-K, of which this Exhibit 4.10 is a part.

The Company’s authorized capital stock consists of 125,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), all of which Preferred Stock is undesignated.

Common Stock

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by the Company’s stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. In general, except (1) for the election of directors, (2) as described below under “—Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions”, (3) in the future to the extent that the Company has two or more classes or series of stock outstanding with separate voting rights and (4) as otherwise required by law, any matter to be voted on by the Company’s stockholders at any meeting, shall be decided by the affirmative vote of the Company’s stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter.

Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by the Company’s board of directors, subject to any preferential dividend rights of outstanding Preferred Stock.

In the event of the Company’s liquidation or dissolution, the holders of Common Stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any of the Company’s outstanding Preferred Stock.

Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Preferred Stock that may be designated and issued in the future.

Preferred Stock

Under the terms of the Certificate of Incorporation, the Company’s board of directors is authorized to issue 5,000,000 shares of Preferred Stock, par value $0.001 per share, in one or more series without stockholder approval. The board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of Preferred Stock.

The Preferred Stock could have other rights, including economic rights that are senior to the Common Stock that could adversely affect the market value of the Common Stock. The issuance of the Preferred Stock may also have the effect of delaying, deferring or preventing a change in control of the Company without any action by the shareholders.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Delaware law, the Certificate of Incorporation and the Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company’s board of directors.

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Staggered Board; Removal of Directors

The Certificate of Incorporation and Bylaws divide the Company’s board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes that all of the Company’s stockholders would be entitled to cast in an annual election of directors. Any vacancy on the Company’s board of directors, including a vacancy resulting from an enlargement of the Company’s board of directors, may be filled only by vote of a majority of the directors then in office. The classification of the Company’s board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company.

Stockholder Action by Written Consent; Special Meetings

The Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. The Certificate of Incorporation and Bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board, the chief executive officer or the board of directors.

Advance Notice Requirements for Stockholder Proposals

The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Company’s secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities. These provisions could also discourage a third party from making a tender offer for the Common Stock, because even if the third party acquired a majority of the Company’s outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Delaware Business Combination Statute

Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, is applicable to the Company. Section 203 of the DGCL restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation’s outstanding voting stock. Section 203 refers to a 15% stockholder as an “interested stockholder.” Section 203 restricts these transactions for a period of three years from the date the stockholder acquires 15% or more of the Company’s outstanding voting stock. With some exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, Section 203 prohibits significant business transactions such as:

•	a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the interested stockholder, and
•	any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of the Company’s capital stock.

The shares held by the interested stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.

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The prohibition against these transactions does not apply if:

•

prior to the time that any stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of the Company’s outstanding voting stock, or

•

the interested stockholder owns at least 85% of the Company’s outstanding voting stock as a result of a transaction in which such stockholder acquired 15% or more of the Company’s outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

Amendment of Certificate of Incorporation and Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The Bylaws may be amended or repealed by a majority vote of the board of directors or by the affirmative vote of the holders of at least 75% of the votes that all stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of the Certificate of Incorporation described above under “—Staggered Board; Removal of Directors” and “—Stockholder Action by Written Consent; Special Meetings”.

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